October 19, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Joseph Klinko
John Cannarella
Irene Barberena-Meissner
Laura Nicholson

Re:	Aris Water Solutions, Inc.
Registration Statement on Form S-1 (File No. 333-259740)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Aris Water Solutions, Inc. (the “Company”), hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to October 21, 2021, at 3:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Gibson, Dunn & Crutcher LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Gibson, Dunn & Crutcher LLP, by calling Hillary Holmes at (346) 718-6602.

Sincerely,

ARIS WATER SOLUTIONS, INC.

/s/ Amanda Brock
Amanda Brock
President and Chief Executive Officer

cc:          Hillary H. Holmes, Gibson, Dunn & Crutcher LLP